

Mail Stop 4628

December 14, 2017

Cory Lipoff
Chief Executive Officer
Barington/Hilco Acquisition Corp.
888 Seventh Avenue, 6th Floor
New York, New York 10019

> **Re: Barington/Hilco Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 1, 2017**
> **File No. 1-36832**

Dear Mr. Lipoff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   You indicate by letter dated December 13, 2017, that "If the Company does not enter into a merger agreement by February 5, 2018, it is the Company's intention to take steps to wind down the Company." This appears to be inconsistent with statements in your proxy statement which suggest that you could extend the date for finding a business combination candidate to some unspecified date prior to the extended termination date of June 30, 2018. Please advise or revise the proxy statement to address this apparent inconsistency.

2.   Where you mention the possibility that redemptions could result in the trust account having net tangible assets of less than $5,000,001, revise to clarify what you mean by stating that you will "not proceed." It appears that this situation would result in your winding down the company and redeeming all remaining public shares, the same as would occur if the Charter Amendment is not approved.

3.   In addition to the proposed disclosure regarding the referenced NASDAQ rule, please confirm that you will file a Form 8-K that complies with Item 3.01 of that Form in the event the company receives a delisting letter.

Closing Comments

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources